Exhibit 21.1

List of Subsidiaries of
Stratus Properties Inc.

Name Under Which
Entity	Organized	It Does Business

Stratus Properties Operating Co., L.P.	Delaware	Same
Stratus Block 21 LLC	Delaware	Same
Stratus Block 21 Member, LLC	Delaware	Same
Stratus Investments, LLC	Delaware	Same
Stratus Block 21 Investments, L.P.	Texas	Same
Block 21 Service Company, LLC	Texas	Same
Santal I, LLC	Texas	Same
Villas at Amarra Drive, LLC	Texas	Same
College Station 1892 Properties, LLC	Texas	Same